UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25
                         NOTIFICATION OF LATE FILING

          [ ] Form 10-K  [ ] Form 20-F  [ ]  Form 11-K  [X] Form 10-Q

                                                      SEC FILE NUMBER: 0-27637
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                                                    CUSIP NUMBER:    37934J101
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For Period Ended: June 30, 2001
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[  ] Transition Report on Form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-QSB
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:   ________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant             Global Entertainment Holdings/Equities, Inc.

Former Name if Applicable           N/A

Address of Principal Executive Office: 6636 North 48th Street
                                       Paradise Valley, Arizona 85253

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[   ]  (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[ X ]   (b)The subject annual report, semiannual report, or transition report on Form 10-K, 10- KSB, 20-F, 11-K, or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;

[   ]   (c)The accountant's statement or other exhibit required by Rule
        12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

      The Company's independent auditor has not yet completed the accounting documentation required for the Form 10-QSB.


PART IV - OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification.

     Donald J. Lisa              President                     (602) 952-0711
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        (Name)                    (Title)                     (Telephone Number)

   (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              (X) Yes  (  )  No

   (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              (X) Yes  (  ) No

      If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company experienced a net loss for the quarter ended June 30, 2001 of approximately $558,000 as compared to $37,000 for the quarter ended June 30, 2000. This increased net loss is primarily due to lower revenues for the quarter ended June 30, 2001. Revenues were down during the second quarter because the second quarter was a period of decreased economic activity world wide, the second


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      quarter as forecast for IGW is cyclically the lowest revenue season of the year, Prevail's revenues were lower than expected due to write off in Q2 of some Q1 revenues, and the large discounting of advertising fees as a consequence of the suspension of marketing operations pending replacement of the operating manager who resigned during the period.

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                 Global Entertainment Holdings/Equities, Inc.
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                 (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 15, 2001           By: /s/ Donald J. Lisa
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                                 Name: Donald J. Lisa
                                 Title: President